Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
December 8, 2008	NYSE: SLW

SILVER WHEATON ANNOUNCES ADOPTION OF

SHAREHOLDER RIGHTS PLAN

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) announced today that its board of directors has approved the adoption of a shareholder rights plan (the “Rights Plan”), effective December 8, 2008.

The purpose of the Rights Plan is to provide shareholders and the board of directors with adequate time to consider and evaluate any unsolicited take-over bid made for Silver Wheaton’s common shares, provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, and encourage the fair treatment of shareholders in connection with any take-over bid made for Silver Wheaton’s common shares. The Rights Plan is intended to prevent any person from acquiring beneficial ownership of more than 20% of the outstanding common shares of Silver Wheaton while the board of directors’ process is ongoing, or from entering into arrangements or relationships that have a similar effect. The Rights Plan remains subject to acceptance by the Toronto Stock Exchange and ratification by Silver Wheaton’s shareholders at its next annual meeting of shareholders expected to be held in May 2009. If ratified by the shareholders, the Rights Plan will continue in force until the end of Silver Wheaton’s third meeting of shareholders after such ratification. Silver Wheaton is not aware of any specific take-over bid for Silver Wheaton that has been made or is contemplated.

In order to implement the Rights Plan, the board of directors has authorized the issuance of the rights to holders of its common shares at the rate of one right for each common share outstanding. The rights will automatically attach to the common shares and no further action will be required by shareholders.

Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger the Rights Plan. These criteria require, among other things, that the bid be made by way of a take-over bid circular to all holders of voting shares other than the offeror under the bid, and remain open for acceptance by shareholders for at least 60 days. In the event a take-over bid does not meet the permitted bid requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Silver Wheaton at a significant discount to the market price.

A copy of the Rights Plan will be filed on SEDAR at www.sedar.com and made available on Silver Wheaton’s website upon acceptance by the Toronto Stock Exchange.

Silver Wheaton is a trademark of Silver Wheaton Corp.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. Silver Wheaton estimates, based upon its current agreements, to have silver sales between 15 million and 17 million ounces in 2009, increasing to approximately 30 million ounces by 2013.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: Silver Wheaton’s shareholders may vote against the adoption of the Rights Plan at the annual meeting expected to be held in May 2009, risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com